# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guess?, Inc., CIK 0000912463
CUSIP: 401617105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001173879-20-000014
Filed by CIK 0001173879
Persons authorized to receive notices and communications: Paul Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100

## Reporting persons
- Paul Marciano (CIK 0001173879): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,616,915; shared voting power 4,663,979; sole dispositive power 15,426,731; shared dispositive power 4,075,109; aggregate amount beneficially owned 19,501,840 (37.6% of the class)
  Comment: Line 11: Includes 4,663,979 shares that are also deemed to be beneficially owned by the Reporting Person's brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
  
  Line 13: Based on 51,456,841 shares of Common Stock of the Issuer, par value $0.01 ("Common Stock"), outstanding on December 2, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended November 2, 2024 filed with the SEC on December 6, 2024 (plus an additional 348,157 shares which the Reporting Person has the right to acquire under existing stock option awards).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Guess?, Inc.
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Comment:
This Amendment No. 7 to Schedule 13D amends the statement on Schedule 13D relating to the Common Stock filed by the Reporting Person with the SEC on September 2, 2020, as amended by the filing of Amendment No. 1 on March 28, 2022, the filing of Amendment No. 2 on July 1, 2022, the filing of Amendment No. 3 on April 17, 2023, the filing of Amendment No. 4 on December 27, 2023, the filing of Amendment No. 5 on April 2, 2024, and the filing of Amendment No. 6 on October 16, 2024. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 7 is filed in connection with the submission, on March 13, 2025, by WHP Global (together with all of its affiliates, "WHP Global") of a non-binding proposal to the board of directors of the Issuer (the "Board"), as described in further detail in Item 4 below. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On March 13, 2025, WHP Global through its affiliate WHP Investments, LLC submitted a non-binding proposal (the "Proposal") to the Board concerning a potential transaction (the "Proposed Transaction"), pursuant to which, among other things, all outstanding shares of Common Stock (except shares held by the Reporting Person, Maurice Marciano and Carlos Alberini) would be acquired in a "take private" transaction for $13.00 per share in cash. The Proposal also indicated that WHP Global would require, as a condition to the Proposed Transaction, that certain of the Issuer's existing shareholders, including the Reporting Person, Maurice Marciano and Carlos Alberini, each rollover all of their shares of Common Stock (or reinvest all of their cash proceeds from the Proposed Transaction).

WHP Global indicated that its Proposal is conditioned upon a special committee comprised of fully independent and disinterested directors of the Board (the "Special Committee") being formed to consider the Proposed Transaction and the Special Committee, advised by independent legal and financial advisors, being fully empowered to objectively and independently consider the Proposed Transaction (including to negotiate with WHP Global and each of the Reporting Person, Maurice Marciano and Carlos Alberini at arm's length and to accept or reject the proposed terms) and ultimately make a recommendation regarding the Proposal to the Board. WHP Global indicated that it would not move forward with the Proposed Transaction unless it is negotiated at arm's-length with, and recommended to the Board by, the Special Committee. WHP Global also stated that the Proposed Transaction is subject to various assumptions regarding the Issuer's shares, financial position and operations, but that it would not be subject to a financing condition of any kind.

The Reporting Person has engaged in preliminary, high-level discussions with WHP Global regarding the Proposed Transaction. In the preliminary, high-level discussions, the Reporting Person conveyed to WHP Global that the Reporting Person currently would not support any Proposed Transaction unless the Reporting Person is permitted to rollover or reinvest all of his shares of Common Stock in the Proposed Transaction, the Proposed Transaction is not subject to the approval of a "majority of the minority" of the Common Stock and the Proposed Transaction is negotiated at arm's-length with, and recommended to the Board by, a Special Committee. The Reporting Person has not entered into any agreement with WHP Global or any other person with respect to the Proposal. Following formation of, and consultation with, the Special Committee, the Reporting Person intends to engage in discussions with WHP Global and the Special Committee regarding the transactions contemplated by the Proposal, including the participation by the Reporting Person therein. The Reporting Person does not intend to engage in discussions concerning potential transactions involving the Issuer with persons other than WHP Global at this time. The Reporting Person intends to remain as a long-term stockholder, regardless of the outcome of the Proposal.

The Proposal does not create any legal obligations on the Reporting Person, and no such obligations will arise unless and until definitive transaction documentation with the Issuer and/or WHP Global has been executed and delivered. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. The Reporting Person does not intend to provide additional disclosures regarding the Proposal or his potential participation therein until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Person believes that the Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

There can be no assurance that the foregoing, or anything related to the Proposal, will result in any definitive agreement, transaction or any other strategic alternative, or whether or when any of the foregoing may occur. Notwithstanding the foregoing, the Reporting Person may determine to accelerate or terminate discussions with WHP Global and/or the Special Committee with respect to the Proposal, take any action to facilitate or increase the likelihood of consummation of the Proposal, or change his intentions with respect to any such matters, in each case, at any time. The Reporting Person will, directly or indirectly, take such additional steps as he may deem appropriate with respect to the Proposal and to otherwise support the Reporting Person's investment in the Issuer, including, without limitation (a) engaging in discussions with advisors and other relevant parties and (b) entering into agreements, arrangements and understandings in connection with the Proposal.

The Reporting Person will continue to regularly review and assess his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be further amended from time to time, the Issuer's financial position and strategic direction, actions taken by the Board (or any committee thereof, including a Special Committee), price levels of the Issuer's securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to his investment in the Issuer as he deems appropriate. These actions may include (i) increasing or decreasing his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) entering into transactions that increase or hedge his economic exposure to the Common Stock without affecting his beneficial ownership of the Common Stock. In addition, the Reporting Person may, at any time and from time to time, (x) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (y) consider or propose one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented by the addition of the following:

(a) As of March 17, 2025, the aggregate number of shares beneficially owned by the Reporting Person is 19,501,840 shares of Common Stock (including the right to acquire 348,157 shares within 60 days) which equals 37.6% of the 51,804,998 shares of Common Stock that would be outstanding if all of the rights to acquire shares within 60 days were exercised. The aggregate number of shares beneficially owned by the Reporting Person includes 4,663,979 shares which are also deemed to be beneficially owned by the Reporting Person's brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) The voting and investment power of the shares of Common Stock beneficially owned by the Reporting Person is as follows:

Paul Marciano
Number of Shares: 119,610
Voting Power: Sole
Investment Power: Sole

Paul Marciano Trust
Number of Shares: 10,654,866
Voting Power: Sole
Investment Power: Sole

Maurice Marciano Trust
Number of Shares: 4,025,109 (1)(2)
Voting Power: Shared
Investment Power: Shared

ENRG Capital Holdings, LLC
Number of Shares: 1,081,700
Voting Power: Sole as to 270,425, none as to remainder
Investment Power: Sole

G Financial Holdings, LLC
Number of Shares: 170,666
Voting Power: None
Investment Power: Sole

G Financial Holdings II, LLC
Number of Shares: 339,005
Voting Power: None
Investment Power: Sole

Carolem Capital, LLC
Number of Shares: 1,200,000 (1)(2)
Voting Power: Shared as to 300,000, none as to remainder
Investment Power: Sole

Next Step Capital, LLC
Number of Shares: 103,801 (1)(2)
Voting Power: Sole as to 92,401, shared as to 11,400
Investment Power: Sole

Next Step Capital II, LLC
Number of Shares: 554,940 (1)(2)
Voting Power: Sole as to 277,470, shared as to 277,470
Investment Power: Sole

Nonexempt Gift Trust under the Next Step Trust
Number of Shares: 370,309 (2)
Voting Power: Sole
Investment Power: Sole

Exempt Gift Trust under the Next Step Trust
Number of Shares: 105,977 (2)
Voting Power: Sole
Investment Power: Sole

Paul Marciano Foundation
Number of Shares: 377,700 (3)
Voting Power: Sole
Investment Power: Sole

Maurice & Paul Marciano Art Foundation
Number of Shares: 50,000 (1)(3)
Voting Power: Shared
Investment Power: Shared

Options exercisable by Reporting Person within 60 days
Number of Shares: 348,157
Voting Power: Sole
Investment Power: Sole

(1) Includes shares which are also deemed to be beneficially owned by the Reporting Person's brother, Maurice Marciano, and includable in reports on Schedule 13D filed by Maurice Marciano.
(2) The Reporting Person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3) The Reporting Person has no pecuniary interest in these shares, which are owned by a nonprofit corporation.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not acquired or disposed of any shares of Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: See Item 5(b).

## Signatures
- Paul Marciano: /s/ Paul Marciano, Paul Marciano (03/17/2025)